June 20, 2019

Svend Anton Maier
Chief Executive Officer
Borr Drilling Limited
S. E. Pearman Building, 2nd Floor
9 Par-la-Ville Road
Hamilton HM11
Bermuda

       Re: Borr Drilling Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 7, 2019
           CIK No. 0001715497

Dear Mr. Maier:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Risk Factors
Risk Factors Related to Our Industry
Down-cycles in the jack-up drilling industry . . . ., page 14

1. Please update your disclosure regarding the price of Brent crude oil on May 15, 2019 to a more recent date here and at page 14.
 Svend Anton Maier
FirstName LastNameSvend Anton Maier
Borr Drilling Limited
Comapany NameBorr Drilling Limited
June 20, 2019
Page 2
June 20, 2019 Page 2
FirstName LastName
Operational Measures, page 57

2. We have read the disclosures that you provided in response to prior comment 9 and note that your technical and economic utilization figures reflect rigs in operation but not rigs that are warm or cold stacked, i.e. rigs that you own but which are not under contract.
         Therefore, it appears that you should expand your disclosures to provide inclusive/overall measures of utilization, which reflect all of the rigs, including those that are stacked or otherwise not under contract, to comply with Instruction 1 to Item 102 of Regulation S-K.

         For example, you may address the extent of utilization and excess capacity by explaining how the technical and economic utilization rates that you have disclosed would appear by counting all of the rigs in your fleet. Also disclose whether your utilization measures exclude rigs that are under contract but which are unavailable due to mechanical, procedural or other operational events; and if this is the case, indicate the extent to which these matters effect the utilization measures for both rigs in operation and all rigs owned.
         Please include comparable metrics and balanced disclosures along with your various references to utilization in the filing, including those on pages 11, 52 and 57.
Exhibits, page II-4

3. Please refile Exhibits 10.1, 10.2, 10.3 and 10.4 to include on the first page of each redacted exhibit the legend required by Item 601(b)(10)(iv) of Regulation S-K.
4. Please revise the exhibit index to indicate that you have omitted portions of Exhibits 10.12 and 10.13. In addition, we note that the exhibit index indicates that portions of Exhibit
         10.9 have been omitted, but this exhibit does not appear to contain redactions. Please revise or advise.
        You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or John
Cannarella, Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at 202-
551-3056 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Natural Resources
cc:      James A. McDonald